Filed Pursuant to Rule 433
Registration No. 333-159466

AMERICAN BAR ASSOCIATION MEMBERS/STATE STREET COLLECTIVE TRUST

Free Writing Prospectus Dated November 9, 2009

Relating to Prospectus Dated July 2, 2009

The American Bar Association Members/State Street Collective Trust (the “Collective Trust”) has filed a registration statement (including the Prospectus of the Collective Trust (the “Prospectus”)) and related free writing prospectuses (collectively, the “Program Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Collective Trust has filed with the SEC for more complete information about the Collective Trust and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the Prospectus from State Street Bank and Trust Company of New Hampshire, trustee of the Collective Trust (the “Trustee”), by calling toll free (800) 348-2272 or at www.abaretirement.com.

On November 2, 2009, the following article (the “PI Article”) appeared in P&I Daily, a publication affiliated with Pensions and Investments:

“Northern Trust funds added as ABA plan options

by Timothy Inklebarger

November 2, 2009, 3:11 PM ET

ABA Retirement Funds, Chicago, hired Northern Trust to manage a new investment menu of funds, confirmed Brad Blewett, ABA spokesman. Northern Trust runs all of the existing investment options, except for index funds.

The new mutual fund options for participants in the $3.8 billion ABA Members Retirement Program, a collective trust, are Northern Trust’s Large Cap Equity, Small-Mid Cap Equity, Real Asset Return funds and three target risk funds: Moderate Risk Fund, Conservative Risk Fund and Aggressive Risk Fund, according to Mr. Blewett. Ennis Knupp is the plan’s consultant.”

The Collective Trust notes the following errors and incorrect statements of fact contained in the PI Article:

•

The PI Article incorrectly states that ABA Retirement Funds has engaged Northern Trust Company (“Northern Trust”) to manage a new menu of investment funds (“Funds”) offered under the Collective Trust and that Northern Trust runs all existing Funds except for the indexed Funds. The caption of the PI Article also incorrectly suggests that at least certain Funds are “Northern Trust funds.” As disclosed in the Prospectus, ABA Retirement Funds has engaged Northern Trust as investment fiduciary with respect to certain Funds or portions thereof. As investment fiduciary, Northern Trust makes recommendations to the Trustee regarding these Funds or the relevant portions thereof and the engagement and termination of their investment advisors. Northern Trust does not manage or run any of the Funds offered under the Collective Trust, nor are such Funds properly characterized as “Northern Trust funds.”

•

The PI Article incorrectly indicates that the investment options offered under the Collective Trust are mutual funds. As disclosed in the Prospectus, the Funds are in fact bank-maintained collective trust funds, not mutual funds.

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The PI Article incorrectly states that Ennis Knupp is the consultant to the ABA Retirement Funds Program (“Program”). As disclosed in the Prospectus, Ennis Knupp & Associates provided investment consulting services to the Program until approximately July 6, 2009, on which date the Ennis Knupp’s consulting relationship with the Program was terminated.

•

Contrary to statements made in the PI Article, neither Brad Blewett nor any other representative of ABA Retirement Funds confirmed any of the information contained in the PI Article to the extent inconsistent with the following disclosure, which is quoted from the Prospectus:

“This prospectus reflects significant changes to the Program, including the offering of several new Funds effective on or about July 6, 2009. Specifically, State Street, acting upon recommendations received from Northern Trust as investment fiduciary, has realigned certain of the investment options previously offered under the Program so that Participants may choose to invest assets contributed to the Program in a wider variety of Funds. The following is a summary of the changes that have been made to the Funds offered under the Program:

•	The name of the Intermediate Bond Fund has been changed to the Bond Core Plus Fund;

•

The previously offered Large-Cap Value Equity Fund and Large-Cap Grown Equity Fund have been eliminated and instead the Program is offering a new Large Cap Equity Fund, which is a multi-manager fund with a new line-up of investment advisors;

•

The previously offered Mid-Cap Value Equity Fund, Mid-Cap Growth Equity Fund and Small-Cap Equity Fund have been eliminated and instead the Program is offering a new Small-Mid Cap Equity Fund, which is a multi-manager fund with a new line-up of investment advisors;

•	The name of the International Equity Fund has been changed to the International All Cap Equity Fund, and this Fund has been changed to a multi-manager fund with a new line-up of investment advisors;

•

The Balanced Fund has ceased offering its Units (although assets held under the Program and invested therein will continue for the time being to remain invested therein), and investment of the equity portion of the Balanced Fund has been changed to the new Large Cap Equity Fund;

•

In lieu of offering the Balanced Fund, the Program is offering a series of three new Target Risk Funds: the Conservative Risk Fund, the Moderate Risk Fund and the Aggressive Risk Fund, each of which reflects a specified level of investment risk;

•	The Program is offering a new Real Estate Return Fund; and

•	The name of the Index Equity Fund has been changed to the All Cap Index Equity Fund.

None of the Stable Asset Return Fund, the other Index Funds or the Retirement Date Funds has been eliminated or modified.”

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